Exhibit 99.1

Hywin Holdings Announces Unaudited Financial Results for the Fourth Quarter and Full Year of Fiscal 2021

- Hywin Holdings Announces Record Fourth Quarter Results –

- Net Income Grew 95.6% in Fiscal Year 2021 –

SHANGHAI, China, August 31, 2021 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin Wealth," “Hywin,” or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced its unaudited financial results for the fourth quarter and full year of fiscal 2021 ended June 30, 2021.

Fourth Quarter Fiscal 2021 Highlights

•	Number of clients[1] increased by 12.5% to 127,317 from 113,146 in the same period of 2020.

•	Number of active clients[2] increased by 17.6% to 29,094 from 24,734 in the same period of 2020.

•	Aggregate transaction value of wealth management products distributed on the Company’s platform increased by 39.3% to RMB 20.89 billion from RMB 15.00 billion in the same period of 2020.

○	Transaction value of wealth management products per relationship manager increased by 53.8% to RMB 14.29 million from RMB 9.29 million in the same period of 2020.

•	Net revenues increased by 43.0% to RMB 502.31 million (US$ 77.78 million) from RMB 351.19 million in the same period of 2020.

○	Net revenues per relationship manager increased by 57.9% to RMB 343,579 from RMB 217,590 in the same period of 2020.

•	Net income increased by 111.1% to RMB 62.10 million (US$ 9.62 million) from RMB 29.42 million in the same period of 2020.

•	Basic earnings per American Depositary Share ("ADS") was RMB 2.22 (US$ 0.34), compared with RMB 1.18 in the same period of 2020. Diluted earnings per ADS was RMB 2.14 (US$ 0.33), compared with RMB 1.18 in the same period of 2020.

1 Clients are those who had conducted at least one transaction with the Company.

2 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Company’s products within the given period.

Full Year Fiscal 2021 Highlights

•	Number of clients[3] increased by 12.5% to 127,317 as of June 30, 2021 from 113,146 as of June 30, 2020.

•	Number of active clients[4] increased by 4.5% to 38,033 from 36,397 in fiscal 2020.

•	Aggregate transaction value of wealth management products distributed on the Company’s platform increased by 15.0% to RMB 78.78 billion from RMB 68.49 billion in fiscal 2020.

○	Transaction value of wealth management products per relationship manager increased by 16.1% to RMB 52.38 million from RMB 45.12 million in fiscal 2020.

•	Net revenues increased by 42.8% to RMB 1,834.42 million (US$ 277.11 million) from RMB 1,284.86 million in fiscal 2020.

○	Net revenues per relationship manager increased by 44.1% to RMB 1.22 million from RMB 0.85 million in fiscal 2020.

•	Net income increased by 95.6% to RMB 207.66 million (US$ 31.37 million) from RMB 106.15 million in fiscal 2020.

•	Basic earnings per American Depositary Share ("ADS") was RMB 8.05 (US$ 1.22), compared with RMB 4.25 in fiscal 2020.

•	Diluted earnings per ADS was RMB 7.76 (US$ 1.17), compared with RMB 4.25 in fiscal 2020.

3 Clients are those who had conducted at least one transaction with the Company.

4 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Company’s products within the given period.

Ms. Wang Dian, Chief Executive Officer and Director of Hywin, commented, “Our financial and operating results for the fourth quarter and fiscal year 2021 were record high. While we continued to grow our new client base, we also saw strong, recurring transaction demands from our existing users, as evident in our industry-leading 76.7% repeat investment rate from our existing clients. Meanwhile, we continued to diversify our product offerings and are seeing early success in several newer product categories, such as our privately-raised securities products. These efforts, combined with our continuing strategies to expand our geographic footprint, to enhance our technology, and to strengthen our research and advisory capabilities, will drive value creation for our clients and shareholders.”

Mr. Lawrence Lok, Chief Financial Officer of Hywin, stated, “During the fourth quarter and fiscal year 2021, we achieved impressive growth while maintaining cost discipline. Productivity per relationship manager increased, whereas our sales and marketing expenses and our general and administrative expenses both declined as a percentage of revenue. As a result, our net income for fiscal year 2021 increased by 95.6% from the prior fiscal year. Looking forward, we will continue our investment, especially in R&D and in training our talents to drive further productivity gains, as we carefully execute our growth strategy.”

Fourth Quarter Fiscal 2021 Financial Results

Net Revenues

Total net revenues in the quarter ended June 30, 2021 increased by 43.0% to RMB 502.31 million (US$77.78 million) from RMB 351.19 million in the same period of 2020.

•	Net revenues from wealth management services in the quarter ended June 30, 2021 increased by 43.5% to RMB 493.62 million (US$76.43 million) from RMB 343.88 million in the same period of 2020, mostly due to expanded volumes in privately-raised products[5].

•	Net revenues from asset management services in the quarter ended June 30, 2021 increased by 61.4% to RMB 2.93 million (US$0.45 million) from RMB 1.81 million in the same period of 2020, driven by client interest in more diversified products and asset management offerings of the Company.

•	Net revenues from other services in the quarter ended June 30, 2021 were RMB 5.77 million (US$0.89 million), mostly attributable to the Company’s technology consulting services and other value-added services.

5 The revenues of insurance brokerage services have been absorbed into the wealth management services, reflecting the fact that insurance solutions increasingly form an integral part of the wealth management proposition to clients.

Operating Costs and Expenses

Total operating costs and expenses in the quarter ended June 30, 2021 increased by 39.3% to RMB 423.47 million (US$ 65.57 million) from RMB 304.08 million in the same period of 2020, in line with net revenue growth.

•	Cost of compensation and benefits in the quarter ended June 30, 2021 increased by 41.3% to RMB 277.97 million (US$ 43.04 million) from RMB 196.74 million in the same period of 2020, due to increased average business volumes per relationship manager.

•	Sales and marketing expenses in the quarter ended June 30, 2021 increased by 25.5% to RMB 80.15 million (US$ 12.41 million) from RMB 63.85 million in the same period of 2020, due to increased marketing and sales activities.

•	General and administrative expenses in the quarter ended June 30, 2021 increased by 29.3% to RMB 56.21 million (US$ 8.70 million) from RMB 43.49 million in the same period of 2020, due to increased administrative personnel expenses in line with the Company’s expansion.

•	Other costs in the quarter ended June 30, 2021 were RMB 9.14 million (US$1.41 million), mainly due to scheduled cost recognition related to the Company’s ESOP.

Income from Operations

As a result of the foregoing, income from operations in the quarter ended June 30, 2021 increased by 67.4% to RMB 78.85 million (US$ 12.21 million) from RMB 47.11 million in the same period of 2020.

Net Income

Net income in the quarter ended June 30, 2021 increased by 111.1% to RMB 62.10 million (US$ 9.62 million) from RMB 29.42 million in the same period of 2020.

Earnings per ADS

Basic earnings per ADS in the quarter ended June 30, 2021 was RMB 2.22 (US$ 0.34), compared with RMB 1.18 in the same period of 2020.

Diluted earnings per ADS in the quarter ended June 30, 2021 was RMB 2.14 (US$ 0.33), compared with RMB 1.18 in the same period of 2020.

Each ADS represents two of the Company’s ordinary shares.

Full Year Fiscal 2021 Financial Results

Net Revenues

Total net revenues in the full year of fiscal 2021 increased by 42.8% to RMB 1,834.42 million (US$277.11 million) from RMB 1,284.86 million in the full year of fiscal 2020.

•	Net revenues from wealth management services in the full year of fiscal 2021 increased by 40.9% to RMB 1,795.55 million (US$271.24 million) from RMB 1,274.43 million in the full year of fiscal 2020, mostly due to expanded volumes in privately-raised products and diversified products offerings[6].

•	Net revenues from asset management services in the full year of fiscal 2021 increased by 223.4% to RMB 14.94 million (US$2.26 million) from RMB 4.62 million in the full year of fiscal 2020, driven by growing client interest in offshore funds and discretionary mandates managed by the Company.

•	Net revenues from other services in the full year of fiscal 2021 were RMB 23.93 million (US$3.62 million), mostly attributable to the Company’s technology consulting services and other value-added services.

6 Note: The revenues of insurance brokerage services have been absorbed into the wealth management services, reflecting the fact that insurance solutions increasingly form an integral part of the wealth management proposition to clients.

Operating Costs and Expenses

Total operating costs and expenses in the full year of fiscal 2021 increased by 37.9% to RMB 1,552.82 million (US$ 234.57 million) from RMB 1,125.82 million in the full year of fiscal 2020, in line with net revenue growth.

•	Cost of compensation and benefits in the full year of fiscal 2021 increased by 41.5% to RMB 1,003.06 million (US$ 151.52 million) from RMB 708.65 million in the full year of fiscal 2020, due to increased average business volume per relationship manager.

•	Sales and marketing expenses in the full year of fiscal 2021 increased by 32.8% to RMB 326.88 million (US$ 49.38 million) from RMB 246.11 million in the full year of fiscal 2020, due to increased marketing and sales activities.

•	General and administrative expenses in the full year of fiscal 2021 increased by 17.2% to RMB 200.93 million (US$ 30.35 million) from RMB 171.42 million in the full year of fiscal 2020, due to increased administrative personnel expenses in line with the Company’s expansion.

•	Other costs in the full year of fiscal 2021 were RMB 21.95 million (US$ 3.32 million), mainly due to scheduled cost recognition related to the Company’s ESOP.

Income from Operations

As a result of the foregoing, income from operations in the full year of fiscal 2021 increased by 77.1% to RMB 281.61 million (US$ 42.54 million) from RMB 159.05 million in the full year of fiscal 2020.

Net Income

Net income in the full year of fiscal 2021 increased by 95.6% to RMB 207.66 million (US$ 31.37 million) from RMB 106.15 million in the full year of fiscal 2020.

Earnings per ADS

Basic earnings per ADS in the full year of fiscal 2021 was RMB 8.05 (US$ 1.22), compared with RMB 4.25 in the full year of fiscal 2020.

Diluted earnings per ADS in the full year of fiscal 2021 was RMB 7.76 (US$ 1.17), compared with RMB 4.25 in the full year of fiscal 2020.

Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of June 30, 2021, the Company had RMB 705.31 million (US$ 109.18 million) in cash, cash equivalents, and restricted cash, compared with RMB 188.39 million as of June 30, 2020.

Recent Developments

On 7 July, Hywin’s CEO, Ms Wang Dian, was featured in the “InvestHK Family Office” promotional video as one of the ambassadorial figures for the family office initiative of the Hong Kong SAR Government.

On 20 July, Hywin received the Type 1 License (Dealing in Securities) from the Securities and Futures Commission of Hong Kong, complementing our existing Type 4 (Advising on Securities), Type 5 (Advising on Futures Contracts) and Type 9 (Asset Management) Licenses.

On 12 August, Hywin appointed Mr. Wai Lok (Lawrence) to the position of Chief Financial Officer, to strengthen our shareholder value-centric business strategy, and broaden our conversations with the international investor community. Prior to joining Hywin, Mr. Lok was a senior investment banker at Citigroup for more than 15 years.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on August 31, 2021, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Hywin Holdings Fourth Quarter and Full Year Fiscal 2021 Earnings Conference Call

Conference ID:	8225068

Registration Link:	https://apac.directeventreg.com/der/validateConferenceId.action

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through August 31, 2021, by dialing the following numbers:

International:	+612-8199-0299

United States Toll Free:	+1-855-452-5696

Mainland China Toll Free:	400-632-2162

Hong Kong, China Toll Free:	800-963-117

Access Code:	8225068

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.hywinwealth.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB6.46017 to US$1.00 for figures on the balance sheet as of June 30, 2021, RMB6.45838 to US$1.00 for figures on the income statement for the three months ended June 30, 2021, and RMB6.61999 to US$1.00 for figures on the income statement for the twelve months ended June 30, 2021.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focused on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, and other comprehensive financial services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. For more information, please visit https://ir.hywinwealth.com.

7 China Foreign Exchange Trade System USD/RMB mid-point rate on June 30, 2021.

8 An appropriately weighted average exchange rate for the reporting period.

9 An appropriately weighted average exchange rate for the reporting period.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Jingyi Wen

Email: ir@chyjr.com

ICR, LLC

Robin Yang

Phone: +1 212-537-5797

Email: HywinIR@icrinc.com

Media contact:

ICR, LLC

Ker Zheng

Phone: +86 139-2280-3249

Email: HywinPR@icrinc.com

HYWIN HOLDINGS LTD. CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except for per ADS data and percentages)
(unaudited)

	3 months ended,	3 months ended,	3 months ended,
	6/30/2020	6/30/2021	6/30/2021	Change
	RMB'000	RMB'000	USD'000
Net Revenues
-Wealth management	343,880	493,619	76,432	43.5%
-Assets management	1,813	2,926	453	61.4%
-Other	5,498	5,768	893	4.9%
Total Net Revenues	351,191	502,313	77,778	43.0%

Operating Costs and Expenses
-Compensation and benefits	196,735	277,967	43,040	41.3%
-Share-based compensation	-	9,135	1,414	N/A
-Sales and marketing expenses	63,852	80,152	12,411	25.5%
-General and administrative expenses	43,490	56,212	8,704	29.3%
Total Operating Costs and Expenses	304,077	423,466	65,569	39.3%

Income from operations	47,114	78,847	12,209	67.4%

Other (expenses)/income
-Interest income, net	46	201	31	337.0%
-Other non-operation (expenses)/income, net	(1,588)	7,132	1,104	(549.1)%
Total Other (expenses)/income	(1,542)	7,333	1,135	(575.6)%

Income before tax	45,572	86,180	13,344	89.1%
Income tax expense	16,150	24,078	3,728	49.1%
Net income	29,422	62,102	9,616	111.1%

Other comprehensive Income
-Foreign currency translation Loss/(gain)	(166)	(783)	(121)	371.7%
Comprehensive Income	29,588	62,885	9,737	112.5%

Profit attributable to shareholders	29,422	62,102	9,616	111.1%

Income per ADS
Income per ADS basic	1.18	2.22	0.34	88.1%
Income per ADS diluted	1.18	2.14	0.33	81.4%

HYWIN HOLDINGS LTD. CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except for per ADS data and percentages)
(unaudited)

	12 months ended,	12 months ended,	12 months ended,
	6/30/2020	6/30/2021	6/30/2021	Change
	RMB'000	RMB'000	USD'000
Net Revenues
-Wealth management	1,274,434	1,795,552	271,235	40.9%
-Assets management	4,620	14,942	2,257	223.4%
-Other	5,809	23,928	3,615	311.9%
Total Net Revenues	1,284,863	1,834,422	277,107	42.8%

Operating Costs and Expenses
-Compensation and benefits	708,654	1,003,061	151,522	41.5%
-Share-based compensation	(369)	21,947	3,315	(6047.7)%
-Sales and marketing expenses	246,108	326,879	49,378	32.8%
-General and administrative expenses	171,423	200,929	30,353	17.2%
Total Operating Costs and Expenses	1,125,816	1,552,816	234,568	37.9%

Income from operations	159,047	281,606	42,539	77.1%

Other(expenses)/ income
-Interest income, net	325	1,537	232	372.9%
-Other non-operation (expenses)/income, net	(2,458)	12,608	1,905	(612.9)%
Total Other (expenses)/Income	(2,133)	14,145	2,137	(763.2)%

Income before tax	156,914	295,751	44,676	88.5%
Income tax expense	50,763	88,094	13,307	73.5%
Net income	106,151	207,657	31,369	95.6%

Other comprehensive Income
-Foreign currency translation Loss/(gain)	3,641	(10,542)	(1,592)	(389.5)%
Comprehensive Income	102,510	218,199	32,961	112.9%

Profit attributable to shareholders	106,151	207,657	31,369	95.6%

Income per ADS
Income per ADS basic	4.25	8.05	1.22	89.4%
Income per ADS diluted	4.25	7.76	1.17	82.6%

HYWIN HOLDINGS LTD. CONSOLIDATED BALANCE SHEETS

(unaudited)

	6/30/2020	6/30/2021	6/30/2021
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	108,358	439,287	68,000
Restricted cash	80,027	266,023	41,179
Accounts receivable, net	403,693	594,061	91,958
Due from related parties, net	321,772	126,103	19,520
Deposits, prepayments and other current assets	43,451	51,540	7,979
Total Current Assets	957,301	1,477,014	228,636

Non-current assets
Property and equipment, net	34,116	21,104	3,267
Intangible assets, net	29,423	24,225	3,750
Long-term prepayments	1,808	7,427	1,150
Deferred Tax Asset	2,583	649	100
Total Non-current Assets	67,930	53,405	8,267

Total Assets	1,025,231	1,530,419	236,903

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	84,857	127,194	19,689
Investors’ deposit	74,262	248,277	38,432
Income Tax Payable	115,432	116,897	18,095
Due to related parties	59,254	24,799	3,839
Other payable and accrued liabilities	168,887	278,697	43,142
Total Current Liabilities	502,692	795,864	123,197

Non-current liabilities
Commission payable-non current	18,321	10,080	1,560
Deferred Tax Liability	3,961	3,548	549
Total Non-current Liabilities	22,282	13,628	2,109

Total Liabilities	524,974	809,492	125,306

Shareholders' Equity
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 50,000,000 shares as of June 30, 2020; issued and outstanding 56,000,000 shares as of June 30, 2021)	34	36	6
Additional paid-in capital	500,581	503,050	77,870
Statutory reserves	52,959	52,959	8,198
Accumulated (loss)/gain	(47,056)	160,601	24,860
Other comprehensive (loss)/income	(6,261)	4,281	663

Total Shareholders' equity	500,257	720,927	111,597

Total Liabilities and Shareholder's equity	1,025,231	1,530,419	236,903